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January 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Attention: Mr. Matthew Crispino and Ms. Jan Woo

Re:	Damon Inc.
Registration Statement on Form S-1
Filed January 16, 2025
File No. 333-284324
SEC Comment Letter dated January 22, 2025

Ladies and Gentlemen:

On behalf of Damon Inc. (the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Company’s respectful acknowledgement and response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 22, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Company is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on January 16, 2025.

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the Company’s response is shown below the comment.

Registration Statement on Form S-1

General

1.	In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. Please provide us with your analysis regarding your eligibility to register the resale of the common stock that may be issued pursuant to the Share Purchase Agreement with Streeterville Capital LLC. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11.

Response: As discussed with the Staff, the Company believes it is eligible to register on Form S-1 the resale of the common shares that may be issued pursuant to the Securities Purchase Agreement (the “SPA”), dated December 20, 2024, between the Company and Streeterville Capital LLC (“Streeterville”), in reliance upon the guidance set forth in Securities Act Compliance and Disclosure Interpretation (C&DI) Question 139.13 applicable to equity line financings, due to the Company’s right to require pre-paid purchases by Streeterville and the market-based pricing component of the facility. The Company’s analysis under C&DI Question 139.13 follows.

Mr. Matthew Crispino and Ms. Jan Woo
Securities and Exchange Commission
January 31, 2025
Page 2

●	The company and the investor have entered into a binding agreement with respect to the private equity line financing at the time the registration statement is filed.

The Company and Streeterville executed the SPA on December 20, 2024. Under the SPA, the Company has the right to require Streeterville to make pre-paid purchases up to $10,000,000, subject to certain contingencies. Concurrently with the execution of the SPA, Streeterville made an initial pre-paid purchase under the SPA in the amount of $2,000,000, creating an initial principal balance of $2,140,000, and on January 28, 2025, Streeterville made an additional pre-paid purchase under the SPA in the amount of $600,000, creating an additional pre-paid balance of $642,000, for an aggregate pre-paid purchase balance under the SPA of $2,782,000 as of the date of filing Amendment No. 1 to the Registration Statement. The Company and Streeterville are bound by each of their respective obligations under the SPA.

●	The “resale” registration statement is on a form that the company is eligible to use for a primary offering.

The Company is eligible to use Form S-1 for a primary offering in accordance with General Instruction I of Form S-1.

●	There is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission.

The Company’s common shares are listed and trade on The Nasdaq Global Market.

●	The equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder.

The Company has amended the Registration Statement to identify Streeterville as an underwriter, as well as a selling shareholder, in its disclosures throughout the Registration Statement.

Mr. Matthew Crispino and Ms. Jan Woo
Securities and Exchange Commission
January 31, 2025
Page 3

In addition, in accordance with C&DI Question 139.13, the Company believes that it may file the Registration Statement prior to the issuance of common shares by the Company under the SPA notwithstanding the contingencies attached to the investor’s obligation to purchase shares from the Company, because the above conditions are satisfied and the following terms of the investment have been agreed upon by both parties and disclosed by the Company at the time that the Registration Statement is filed:

●	the number of shares registered for resale;

The number of shares registered for resale has been agreed upon pursuant to the SPA and the Registration Rights Agreement, dated December 20, 2024, between the Company and Streeterville, as disclosed in the Registration Statement.

●	the maximum principal amount available under the equity line agreement;

The maximum “Commitment Amount” of $10,000,000 is set forth in the SPA, as disclosed in the Registration Statement.

●	The term of the agreement; and

The SPA specifies a “Commitment Period” of the earlier of two years from December 20, 2024 or sale of the entire Commitment Amount, as disclosed in the Registration Statement.

●	the full discounted price (or formula for determining it) at which the investor will receive the shares.

The formula for determining the full discounted price at which Streeterville will receive the shares is set forth in the definition of “Purchase Share Purchase Price” in the SPA, as disclosed in the Registration Statement.

For the reasons described above, the Company believes it is eligible to use Form S-1 to register the resale by Streeterville of the common shares issuable pursuant to the SPA, because the SPA should be analyzed as an equity line in accordance with the above referenced SEC guidance.

* * *

Mr. Matthew Crispino and Ms. Jan Woo
Securities and Exchange Commission
January 31, 2025
Page 4

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 1 to the Registration Statement are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Dominique Kwong (Damon Inc.)
Siyuan An (Norton Rose Fulbright US LLP)

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